SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2020

Commission File Number: 001-06439

SONY CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes  ☐ No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By:	/s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Senior Executive Vice President and
Chief Financial Officer

Date: February 21, 2020

List of materials

Documents attached hereto:

i) Translation of the Extraordinary Report (Rinji Houkokusho) filed with the Director-General of the Kanto Local Finance Bureau in Japan by SONY CORPORATION on February 21, 2020

Extraordinary Report

Note for readers of this English translation: On February XX, 2020, Sony Corporation (“Sony”) filed its Japanese-language Extraordinary Report (Rinji Houkokusho) with the Director-General of the Kanto Local Finance Bureau in Japan pursuant to the Financial Instruments and Exchange Act of Japan. This document is an English translation of the Extraordinary Report in its entirety.

This is to submit an Extraordinary Report subject to the change of a Specified Subsidiary of Sony, according to the provisions of Section 24-5 (4) of the Financial Instruments and Exchange Act, and Section 19 (1) and (2) (iii) of the Cabinet Office Ordinance on the Disclosure of Corporate Affairs, etc.

1. The name, address, name of the representative person, amount of stated capital or contribution, and contents of the business of the Specified Subsidiary subject to the change

(1) Name: Sony Entertainment Inc.

(2) Address: 25 Madison Avenue, New York, NY 10010

(3) Name of the representative person: Kenichiro Yoshida (President)

(4) Amount of stated capital or contribution: 100 USD

(5) Contents of the business: A holding company for Sony’s music and pictures businesses

2. The number of voting rights of the Specified Subsidiary held by Sony before, during, and after the change, and the ratio of the voting rights to the voting rights held by all of the shareholders, etc. of the Specified Subsidiary

(1) The number of voting rights of the Specified Subsidiary held by Sony:

Before the change: 100 (indirectly owned portion: 100)

After the change: N/A

(2) The ratio of the voting rights to those held by all of the shareholders, etc. of the Specified Subsidiary:

Before the change: 100% (indirect ownership ratio: 100%)

After the change: N/A

Note: Sony Corporation of America, a consolidated subsidiary of Sony, owns the indirectly owned shares.

3. The grounds for and date of the change

(1) The grounds for the change

SEI will not be a Specified Subsidiary of Sony any longer due to its dissolution as a result of an absorption-type merger where SEI as the absorbed company will be merged into Sony Corporation of America as the surviving company.

(2) The date of the change

February 28, 2020 (scheduled)